Mail Stop 4561

January 16, 2009

Kristen L. Magnuson
Chief Financial Officer
JDA Software Group, Inc.
14400 North 87th Street
Scottsdale, AZ 85260

> **Re:** **JDA Software Group, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 11, 2008**
> **File No. 000-27876**

Dear Ms. Magnuson:

We have reviewed your response letter dated December 23, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 25, 2008.

Definitive Proxy Statement Filed April 11, 2008

Executive Compensation

Compensation Elements in 2007

Annual Bonuses, page 20

1.   We note your response to prior comment number 9. We do not agree with your conclusion that tabular disclosure of bonus awards under your non-equity compensation plan does not need to be made in columns (c) through (e) of the Grants of Plan-Based Awards table because all cash bonuses earned by your named executive officers were paid prior to the filing date of your definitive proxy statement and were reflected in the Summary Compensation Table. Item 402(d) of Regulation S-K requires disclosure concerning each grant of an award

made to a named executive officer in the last completed fiscal year under any plan. See also Question 119.05 of the Division of Corporation Finance's Compliance & Disclosure Interpretations. The amounts specified by Item 402(d)(2)(iii) of Regulation S-K should be disclosed in columns (c) through (e) of your Grants of Plan-Based Awards table; the heading over the columns may be changed to "Estimated possible payouts under non-equity incentive plan awards." See Question 120.02 of the Division of Corporation Finance's Compliance & Disclosure Interpretations of Regulation S-K. In your response letter, please include a representation that you will comply with this in future filings.

Equity-Based Awards, page 21

2.   We note your response to prior comment number 11. We do not agree with your conclusion that tabular disclosure of bonus awards under your equity compensation plan does not need to be made in columns (f) through (h) of the Grants of Plan-Based Awards table because all awards earned by your named executive officers were issued prior to the filing date of your definitive proxy statement, and were reflected in the Summary Compensation Table and disclosed under column (i) of your Grants of Plan-Based Awards table. The amounts specified by Item 402(d)(2)(iv) of Regulation S-K should be disclosed in columns (f) through (h) of your Grants of Plan-Based Awards table; you may change the heading over the columns to "Estimated possible payouts under equity incentive plan awards." See Question 120.02 of the Division of Corporation Finance's Compliance & Disclosure Interpretations of Regulation S-K. In your response letter, please include a representation that you will comply with this in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Jay Ingram, Special Counsel, at (202) 551-3397 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief